Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation
Commission File No.: 001-08323

A video was made available today on the website
http://www.betterhealthcaretogether.com. In the video, Joe Swedish, President and CEO of Anthem and David Cordani, President and CEO of Cigna, discuss how they intend to realize the vision of being America’s valued health partner through this transaction by providing compelling value for the combined company’s consumers, providers, employees and shareholders. A transcript is set forth below.

Joseph R. Swedish, President and Chief Executive Officer, Anthem, Inc.
David Cordani, President and Chief Executive Officer, Cigna Corporation

Swedish:
•	Hi, I’m Joe Swedish, President and CEO of Anthem.

Cordani:
•	And I’m David Cordani, President and CEO of Cigna.

Swedish:
•	Anthem and Cigna have reached a definitive agreement under which Anthem will acquire Cigna – a transaction that will accelerate our vision of being America’s valued health partner.
•	The combination will provide compelling benefits for our members, providers, employees and all shareholders.
•	And—most importantly—it will further our commitment to ensuring consumers have expanded access to affordable health coverage.
•	Our commitment to consumers is the foundation of this proposed transaction, and will remain our top priority.

Cordani:
•	That’s right, Joe.
•	One of the primary benefits of this combination is that it will create differentiated value for customers at every life and health stage, leading to enhanced health status.
•	We’re going to do this by accelerating current strategies to create a company that will transform health care, in partnership with health care professionals, for the benefit of our customers.
•	Key to this will be:
o	Expanded provider collaborations;
o	Enhanced affordability and choice as well as personalization; and
o	Ongoing innovation that delivers a better health care experience for customers.

•	No company will be better positioned to deliver on this exciting and much needed customer promise.

Swedish:
•	We all know health care is changing, and our responsibility as a health plan is evolving.
•	We recognize the need to help purchasers of health care decide how to choose and utilize health care—not just pay for it.
•	The combined capabilities of these two companies, guided by our proven strategic pillars will allow us to follow through on this important responsibility to our members.

Cordani:
•
For a combined nearly 275 year history, Anthem and Cigna have been leaders in delivering innovative and affordable health and protection solutions that help address individuals and family needs, as well as support of the communities we serve.

•	Our combined capabilities and geographic footprint will expand access to an unmatched network of hospitals, physicians, and health care professionals.
•
And it will allow us to offer a broader spectrum of personally relevant and  high quality solutions, as well as products that ensure as many customers as possible have access to quality, affordable health care and protection services.

Swedish:
•	It is important to acknowledge that America is impacted by, and plays a significant role in the global healthcare ecosystem.
•
Cigna’s international presence and partnerships in more than 30 countries will give us a deeper understanding of population health and will allow us to better identify, mitigate, and prevent disease here and abroad.

•	I am eager to begin working with David, who will join Anthem as President and Chief Operating Officer.
•	David has more than two decades of health care leadership and a proven track record of driving innovation and growth at the companies he’s led.

Cordani:
•	Anthem and Cigna are uniquely experienced in creating products and services tailored to diverse customer needs.
•	Looking forward, we will maintain this focus and flexibility as we move forward to building a future.
•	I’m looking forward to beginning to work with Joe and the entire Anthem team to deliver on this commitment to our customers.

Swedish:
•
We expect to close the transaction by the end of 2016. Until that time, there is no change to our current member, provider, broker, or customer relationships and both companies are operating “business as usual.”

•	Anthem and Cigna are committed to continuing the highest levels of service for all of our constituencies throughout the transition and into the future.
•	We invite you to explore this website to learn more about the transaction.
•	Thank you for taking the time to join us today.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at (215) 761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at (215) 761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.anthem.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168.. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.